Exhibit 10.1

September 1, 2022

Mr. Andy Cheung
Lake Forest, IL

Via Email

Dear Andy:

On behalf of CVG, I am pleased to confirm the following offer of employment. This offer is consistent with our communications and discussions and supersedes any previous offers of employment, whether verbal or written. It is a record of our commitment to hire you to work for CVG as set forth below:

Job Title:
Executive Vice President and Chief Financial Officer. This position does not require you to relocate to our headquarters in New Albany, OH for two (2) years; however, you will be expected to travel to our locations, both domestic and global, including our headquarters in New Albany, OH, regularly. You are expected to be on company premises during the work week, Monday through Friday, with flexibility granted due to commuting, if company matters do not require otherwise.

Effective Date:	Monday, September 26, 2022, or a mutually agreeable alternative date.
Reports To:	Harold Bevis, President and Chief Executive Officer
Salary:	$450,000 annualized. This is a salaried exempt position as defined by the U.S. Fair Labor Standards Act.
Relocation:
The Company will pay or reimburse customary and reasonable costs associated with your relocation to our headquarters in New Albany, OH, up to a maximum of $135,000 on or before the 2nd anniversary of your start date. Costs in excess of the budget will be considered but are subject to specific review and approval as overruns are incurred.

Annual Review:
Performance and executive compensation reviews take place annually; and market adjustments are made as warranted by the executive benchmark data; with such merit increases and adjustments being subject to review and approval by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

Management Performance Bonus:
You will be eligible for a discretionary annual incentive award targeted at 65% of your base salary. The current AIP metrics are financial in nature and are tied to Incremental Net Sales, Operating Income Margin and Operating Working Capital as a Percent of Sales. Annual payouts may range from 0% - 200% depending on performance versus plan. Your 2022 bonus opportunity will be determined on a full year basis and will not be less than $292,500; this will make you whole for your walk-away cash incentive from your current employer.

Long Term Incentives:
You will be eligible for all long-term incentive awards for which similarly situated executives are generally eligible.
The target award and award design are determined annually by the Compensation Committee and may include a restricted share component which vests ratably over a three-year period and a three-year cliff vested cash- based performance component. The cash based performance bonus has two measures; (1) relative total shareholder return versus a published peer group, with payouts ranging from 0% to 200% based on performance relative to the peer group and (2) a component based on our return on invested capital (ROIC) metric that will be tracked on an annual basis for payout consideration and banked for a three-year cliff cash payout as set forth in the grant documents.

Target awards are subject to annual review and approval by the Compensation Committee but will be no less than 135% of your base salary each calendar year. Due to your September start date, we will catch you up for your Q4’2022 long term incentive with your 2023 award in the first half of 2023.

7800 Walton Parkway / New Albany, OH / 43054 / 614.289.5360

Signing Incentives:
In connection with the walk-away value of your long-term compensation incentives with your current employer and with the intent to make you whole, you will receive signing incentives valued at $540,000. Such incentives will be denominated in the form of one (1) cash incentive and two (2) types of long-term incentives, restricted shares and performance shares, as follows:

1.You will receive a one-time cash payment with a gross amount of $100,000 within the first 30 days of start date.
2.You will receive signing incentives valued at $220,000 denominated in the form of a restricted stock grant on or about 30 days from your start date with a three-year ratable vesting schedule with the first tranche vesting on December 31, 2023. The stock price used to determine the number of shares issued will be the closing price of CVGI shares on the grant date.
3.You will receive signing incentives valued at $220,000 denominated in the form of a performance share grant on or about 30 days from your start date with a cliff vest on December 31, 2024. This will follow the same TSR schedule as is applicable to current executives who received similar grants in 2022. The stock price used to determine the number of shares issued will be the closing price of CVGI shares on the grant date. There will be no ROIC metric portion for your performance share signing incentive.

The initial value of these incentives is recoverable if you resign or are terminated for cause within 18 months of the grant. The amount recoverable will be equal to 1/18th of the award for each full month left in the repayment window at the time of separation.

Vacation:	Four (4) weeks of vacation per calendar year. Vacation is earned and must be used within each calendar year.
Personal Days & Holidays:	3 personal days and 10 observed annual holidays will be compensated.
Health Benefits:
Medical, Dental and Vision insurance, and a suite of voluntary benefits, is available for you and your eligible dependents. The details of those benefits will be provided under separate cover and include Healthcare, Prescription Drug Coverage, Vision Care, Dental Care, Basic Group Life, Dependent Life, Accidental Death, and Long-Term Disability.

Conditional:	Employment is contingent upon successfully passing a drug screen and background check.
401(k) Savings Plan:
You are eligible to voluntarily join our 401(k) Plan following 30 days of continuous employment. The Company historically matches 100% of the first 3% of employee contribution and 50% of the next 2% of employee contributions. All matching dollars vest immediately under the Plan.

Restrictive Covenants:
Covered executives are not eligible to sell CVGI shares until they have achieved the required hold limit, except that the forfeiture of shares for purposes of satisfying income tax liability associated with vesting shares is permitted regardless of progress against the hold limit. The hold limit for the position of Chief Financial Officer is three times (3x) annual base pay.

You are also subject to a twelve-month non-competition, non-solicitation covenant as will be further described in your Change in Control Agreement.

7800 Walton Parkway / New Albany, OH / 43054 / 614.289.5360

7800 Walton Parkway / New Albany, OH / 43054 / 614.289.5360